GOFISH CAM

Explore the ENTIRE fishing experience

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

INDUSTRY PROBLEM

GOFISH CAM



VS



LACK OF VISIBILITY

Much of the fishing experience takes place underwater.

TECHNOLOGICALLY UNDERSERVED

Limited ability to capture data and the fishing experience underwater.

GOFISH CAM




GoFish

GoFish Cam makes a wireless underwater video camera that sits on your fishing line.

Night Vision Equipped

Tough Armor Casing

Stabilized Waterproof Design

Li-ion Battery Lasts 4 Hours

Mobile Integration for Easy Sharing

Micro SD Card Storage

GOFISH CAM'S SOLUTION



T-Mobile
8:23 PM
99%
Search
10 VIDEOS OF THE WEEK
TRENDING TAGS
See All
#FishingLure
#SalyWater
#Spinner
SUGGESTED
POPULAR
RECENT

Capture, Edit, Share & Connect with the GoFish Cam mobile application!

"I'd be absolutely **100% for that**. That would be really neat to have something for people to **see different types of fishing** and ways to fish successfully."

- Chris L.

GoFish Cam Customer

The above testimonials may not be verbatim and was made in person. The individual was not compensated in exchange for this testimonial. In addition, the testimonial should not be construed as and/or considered investment advice.

PRODUCT ROADMAP

GOFISH CAM

First Working
rototype Developed

Jul. 2015

Final Working
Prototype Developed
&
Mobile App V.1
Complete

Fall 2016

First Units Shipped

Q1 2017

May 2018

GoFish Cam V.2
Developed & Ready
to Launch

7 New Design Revisions
8 Passed Functionality Tests
Mobile App UI/UX Completed
Mobile User Testing

Beta Testing
Tooling & Molds
3rd Party Testing
Manufacturing
Acceptance Test
Shipment to Logistics House

R&D of Smart Image Processors
R&D of Interchangeability Designs
R&D of Sensors & Probes
Design V1 Kinks out

AVAILABLE MARKET

GOFISH CAM

DERWATER CAMERA SEGMENT IN FISHING/ MOBILE USAGE

PRIMARY MARKET



$1.92 Billion
(20 Million Mobile Users)
Global
$1.14 Billion
(11.7 Million
Mobile Users)
North America
$154 Million*
(1.61 Million Mobile Users)
Global
$91.9 Million
(943 Thousand Mobile Users)
North America

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. Additionally, the Company's assumptions around their Primary Market assumes that $154M represents anglers who fall between the age of 25-55, have a household income of over $75,000, and fish at least once/week. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements."

MULTI-CHANNEL NETWORK STRATEGY


Extended Networks
GoFish
Cam
Content
10 THE WEEK
GoFish Cam Users
GoFish Cam
Influencer Network

GoFish Cam plans to leverage multiple channels, brand partnerships, and its users to foster a network effect

COMPETITIVE ADVANTAGE

	GOFISH CAM	Water Wolf	Strike Cam
Video Quality	1080p	720p	480p
Depth	150m	120m	~10m (30ft)
Battery Life	4.0 hrs	4.0 hrs	2.5 hrs
Wi-Fi Capable	YES	NO	NO
Lens Angle	170°	120°	170°
Device Features	• **MOBILE APPLICATION & GOFISH CAM DATABASE** • Stabilization Fin • Green/Infrared Lighting • Patents Pending • 78.26g/96.5mm • Specially designed connection software • Unobstructed design works with fishing line	• Anti-wobbling retrieve • 58g/120mm • Unobstructed design works with fishing line	• Pre-Rigged Liter Line • USB to Computer • Unobstructed design works with fishing line
Price	**$169.99**	**$199.99**	**$189.99**

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

TRACTION TO DATE

GOFISH CAM


fund it with KICKSTARTER
T-Mobile LTE 7:16 PM
GOFISHCAM
935 posts
20.7k followers
4934 following
Edit Profile
GoFish Cam
An underwater HD cam that sits on ur fishing line! Works with a mobile app to make editing & sharing easy & fast! See more & get ur #GoFishCam today!
gofishcam.com/landed

RESULTS

- Pre-Orders = **$180,000+ USD**
- **Pre-Sold 1200+ cams**
- One of the Most Promising Startups In Canada 2015
- Received $60K grant
- **Over 20 Distribution Requests**
- Over 25K social media followers

AS SEEN ON

- Picked Up by Press over 100 times

Drone Fishing
THE GLOBE AND MAIL
Backerjack
GadgetFlow
DIGITAL TRENDS
Daily Mail
SLASHGEAR
PetaPixel

USE OF PROCEEDS

GOFISH CAM

BUSINESS DEVELOPMENT
$140,000

MARKETING
$45,000

$400k

PRODUCT DEVELOPMENT
$200,000

OPERATIONS/ OVERHEAD
$15,000

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

GOFISH CAM TEAM



BRANDON AUSTIN

Co-Founder & CEO



KIERAN HOWLET

CTO



RYAN AUSTI

Co-Founder & Advisor



ROY PROSISE

Manuf. & Design Partner



JAROD BARNETT

China Rep.



DAN CAPUTO

Sr. BA Designer



DEREK LITTERAL

Development & Operations

Roy, Jarod, Dan, and Derek are employees of BeKnown Now. BeKnown acts as a contracted partner for the development of GoFish Cam's cameras and manufacturing. BeKnown invested into GoFish Cam's Convertible Note. The individuals above share the same office with GoFish Cam and act as almost full time employees for them.

SUMMARY

PRODUCT

- Underwater action camera that connects to a fishing line
- Mobile application that facilitates content, data, and communication



MARKET

- $1.92B Globally
- $1.14B North America
- 75M active anglers globally

Appendix

INTELLECTUAL

GOFISH CAM


Body/Housing
Green & Infrared LED Lights
Rear Cap
Fishing Line Connection Hardware
Stabilizing Fin
Fishing Line Connection Hardware
GoFish

Filed non-provisional patent on multiple design and technological components. Also filed 5 new provisionals and continuously working on portfolio

BUSINESS DEV. & GROWTH

GOFISH CAM

	2016	2017	2018	2019
Q1	• Prototype • Business Strategy • Seed Round	• Shared Work Space • Finalize Patents • Marketing Tour • R&D Plan • Hire Team 1	• Release V2 GoFish Cam • Equipment • Hire Team 2 • Plan R&D – v3.0 (sensors) • International Scale	• Release V3 GoFish Cam • Scale mobile community • Expand subscription and alternative revenue streams
Q2	• Testing & Quality Assurance • Content Creation • Strengthen Development • Start Marketing • Seed Round	• Nation-Wide Expanded Marketing • Retail Expansion • Affiliate Program • Develop Accessories	• Expand International Marketing • North America Tournament • International Business Development • Begin licensing & subscription revenue streams	• Large International marketing Campaign • Year 2 Tournament – expand globally
Q3	• Business Development & Hire Management • Marketing	• Marketing • QA – v2.0 • Roadshow/Tradeshows	• International Marketing Expansion • QA – v3.0	
Q4	• Fulfill Orders • Business Development • Logistics & Business Automation	• Launch v2.0 • Launch accessories • Raise Series A	• Launch v3.0 • Launch Accessories	

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.